Exhibit 99.1

CONSENT OF BOENNING & SCATTERGOOD, INC.

We hereby consent to the use of our fairness opinion included as Annex C to the Proxy Statement/Prospectus included in the Amendment No. 2 to the Registration Statement No. 333-233872 on Form S-4 relating to the proposed merger of Two River Bancorp with and into OceanFirst Financial Corp. and to the reference to our firm’s name under the captions “Summary”, “Risk Factors”, “Background of the Transaction”, “Two River’s Reasons for the Transactions; Recommendation of the Two River Board”, and “Opinion of Two River’s Financial Advisor,” in such Proxy Statement/Prospectus. In giving such consent, we do not admit, and we disclaim that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the Rules and Regulations of the Securities and Exchange Commission thereunder.

Boenning & Scattergood, Inc.

/s/  Boenning & Scattergood, Inc.

West Conshohocken, Pennsylvania

October 28, 2019